Exhibit 11.1

DEPARTMENT 56, INC.

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(In thousands, except per share amounts)

	13 Weeks Ended April 3, 2004	14 Weeks Ended April 5, 2003
Basic:
Net (loss) income	$(2,962)	$253

Weighted average number of common shares outstanding	13,178	13,076

Net (loss) income per common share – basic	$(0.22)	$0.02

Assuming Dilution:
Net (loss) income	$(2,962)	$253

Weighted average number of common shares outstanding	13,178	13,076

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	—	75

Weighted average number of common and common equivalent shares	13,178	13,151

Net (loss) income per common share – assuming dilution	$(0.22)	$0.02

In accordance with SFAS No. 128, approximately 150 in-the-money dilutive common shares have been excluded from the computation of diluted earnings per share for the quarter ended April 3, 2004, as the effect of their inclusion would be antidilutive.